

16021783

STATES
HANGE COMMISSION
D.C. 20549

SEC
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Section
AUG 29 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-51343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/15 and ending 06/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
919 NE 19th Avenue, Suite 200
(No. and Street)

Portland	OR	97232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John E. Lekas (503) 294-1010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **John E. Lekas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President
Title

Notary Public


OFFICIAL STAMP
CHARLENE R. SWEENEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 934654
MY COMMISSION EXPIRES DECEMBER 17, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEADER CAPITAL CORPORATION

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

We have audited the accompanying financial statements of Leader Capital Corporation (the Company), which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Leader Capital Corporation's financial statements. The Supplementary Information is the responsibility of Leader Capital Corporation's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 24, 2016

Phone: 708.489.1680 Fax: 847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 I Chicago, IL 6063

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

Cash and cash equivalents	$ 1,757,414
Investment advisory fees receivable	331,840
Office furniture, equipment, software and automobiles (net of accumulated depreciation of $328,773)	109,141
Prepaid expenses	136,352
Other assets	911
TOTAL ASSETS	$ 2,335,658

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 33,748
Note payable	35,748
Total Liabilities	$ 69,496
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	1,978,929
Total Shareholder's Equity	$ 2,266,162
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,335,658

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2016

REVENUE	
Investment advisory fees	$ 6,445,055
Other income (loss)	(33,357)
Total Revenue	$ 6,411,698
EXPENSES	
Commissions, other compensation and related benefits	$ 3,273,476
Communications	182,481
Occupancy	150,292
Other expenses	3,467,516
Total Expenses	$ 7,073,765
NET LOSS	$ (662,067)

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance-Beginning of Year	$ 1,000	$ 286,233	$ 3,258,269	$ 3,545,502
Distributions Paid			(617,273)	(617,273)
Net Loss			(662,067)	(662,067)
BALANCE-END OF YEAR	$ 1,000	$ 286,233	$ 1,978,929	$ 2,266,162

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2016

Cash Flows from Operating Activities	
Net Loss	$ (662,067)
Adjustments:	
Depreciation	52,353
Realized loss on investments	33,373
Decrease in investment advisory fees receivable	399,996
Increase in prepaid expenses	(113,484)
Decrease in accounts payable and accrued expenses	(16,826)
Decrease in other assets	667
Net Cash Flow Provided (Used) by Operating Activities	$ (305,988)
Cash Flows from Investing Activities	
Proceeds from investments	$ 362,166
Purchases of equipment	(14,512)
Net Cash Flow Provided (Used) by Investing Activities	$ 347,654
Cash Flows from Financing Activities	
Principal payments on note payable and capital lease	$ (25,398)
Distributions paid	(617,273)
Net Cash Flow Provided (Used) by Financing Activities	$ (642,671)
Net Increase (Decrease) in Cash and Cash Equivalents	$ (601,005)
Cash and Cash Equivalents Balance at June 30, 2015	$ 2,358,419
Cash and Cash Equivalents Balance at June 30, 2016	$ 1,757,414
Supplemental Information:	
Interest paid	$ 1,040

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2016

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly-owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing investment advice.

Investment Advisory Fees - The Company recognizes revenue from investment advisory services at the time that all related services required by the Company to complete the transaction have been provided.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of credit risk - The Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. The Company has not experienced any loss in such account.

Office Furniture, Equipment, Software and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LEADER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2016

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2016**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents – Money market funds	$ 300,014	$ 300,014	$ 0	$ 0

No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2016, the Company's net capital and required net capital were $2,013,757 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 4 - CONCENTRATION OF REVENUE

During the year ended June 30, 2016, the Company earned 100% of its total revenue from an affiliated entity (See Note 7).

NOTE 5 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2016, the Company has been provided quotation services, research and other services valued at $319,051 and $54,045, respectively, from two other broker/dealers at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealers.

NOTE 6 - INCOME TAXES

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 7 - RELATED PARTY TRANSACTIONS

Leader Holding is the sponsor of the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. The expense associated with this Plan was $220,000 for the year ended June 30, 2016.

Through common ownership and management, the Company is also affiliated with ABC Analytics Corp. (ABC). The Company paid $202,865 to ABC during the year ended June 30, 2016 for rent under a three-year lease expiring May 31, 2017.

Through common management the Company is affiliated with Leader Short-Term Bond Fund (the Short-Term Fund) and the Leader Total Return Fund (Total Return Fund). In addition, the Company is the investment advisor for the Short-Term Fund and the Total Return Fund (together referred to as the Funds) and has executed written investment advisory agreements with the Funds.

Pursuant to terms of the agreement with the Short-Term Fund and the Total Return Fund, the Company earned investment advisory fees totaling $6,445,055 during the year ended June 30, 2016 and of that amount, $331,840 was receivable at June 30, 2016.

The Company launched the Leader Global Bond Fund in March 2015. Effective January 29, 2016, the Leader Global Bond Fund was closed.

NOTE 8 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $66,615 for the year ended June 30, 2016.

NOTE 9 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company had an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwarded (introduced) customer securities transactions to the Initial Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwarded those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions were performed by the Clearing Broker/dealer. The customer account was therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers' transactions, the Company received commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. Effective October 15, 2014, the Company terminated the clearing agreement with the Initial Broker/dealer and has not entered into another agreement. As a result, the Company no longer introduces customers' transactions nor receives commissions.

NOTE 10 - NOTE PAYABLE

The Company has a note payable with a finance company, requiring monthly payments of $1,312, including interest at 2.24%, collateralized by an automobile and due October 2018.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

JUNE 30, 2016

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 2,266,162
Deductions:	
Nonallowable assets	(246,405)
Haircuts	(6,000)
NET CAPITAL	$ 2,013,757
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 4,633
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 69,496
Percentage of Aggregate Indebtedness to Net Capital	3%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Leader Capital Corporation identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Leader Capital Corporation claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Leader Capital Corporation stated that Leader Capital Corporation met the identified exemption provisions for the year ended June 30, 2016 without exception. Leader Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Leader Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 24, 2016

Phone: 708.489.1680 Fax: 847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 I Chicago, IL 60631

Leader Capital | Corp 

Leader Capital Corp
919 NE 19th Ave. Suite #200
Portland, OR 97232

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

August 24, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Leader Capital Corporation is a broker/dealer registered with the SEC and FINRA.
- Leader Capital Corporation claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period from July 1, 2015 through June 30, 2016.
- Leader Capital Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer. Effective October 15, 2014, Leader Capital Corporation terminated the agreement with its clearing broker or dealer and has not entered into a new arrangement.
- Leader Capital Corporation has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2015 through June 30, 2016 without exception.
- Leader Capital Corporation has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of July 1, 2015 through June 30, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ______________________

Name and Title: John Lekas, President

LEADER CAPITAL CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5

JUNE 30, 2016